UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 55)*

CNA Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)
126117-10-0
(CUSIP Number)

Marc A. Alpert
Senior Vice President, General Counsel and Secretary
Loews Corporation
667 Madison Avenue
New York, New York 10065
(212) 521-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 19, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126117-10-0

1.	Name of Reporting Person
Loews Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
243,883,663
	8.	Shared Voting Power
None
	9.	Sole Dispositive Power
243,883,663
	10.	Shared Dispositive Power
None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
243,883,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
90.0%
14.	Type of Reporting Person
CO HC

Item 1. Security and the Issuer
Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:
This Schedule 13D relates to the Common Stock, par value $2.50 per share (“Common Stock”), of CNA Financial Corporation, a Delaware corporation (the “Issuer”), having its principal executive offices at 151 North Franklin Street, Chicago, Illinois 60606.
Item 2. Identity and Background
Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:
This Schedule 13D is filed by Loews Corporation, a Delaware corporation having its principal executive offices at 667 Madison Avenue, New York, New York 10065 (the “Reporting Person”). The Reporting Person is a holding company. In addition to the Issuer, a provider of commercial property and casualty insurance, the other principal consolidated subsidiaries of the Reporting Person are engaged in the following lines of business: transportation and storage of natural gas and natural gas liquids (Boardwalk Pipeline Partners, LP, a wholly owned subsidiary) and the operation of a chain of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).
Information with respect to the executive officers and directors of the Reporting Person, including name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and beneficial ownership of Common Stock of the Issuer is listed on Schedule I hereto, which is incorporated herein by reference.
Neither the Reporting Person nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
To the best knowledge of the Reporting Person, all of its executive officers and directors are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
The information contained in Item 3 is hereby amended and supplemented by adding the following information:
The $26,173,624.53 purchase price for the 669,460 shares of Common Stock purchased during the last 60 days, as reported in Item 5, was provided from the Reporting Person’s internally generated funds.

Item 4. Purpose of Transaction
Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:
As described in Item 5 of this Schedule 13D, the Reporting Person beneficially owns 243,883,663 shares, or approximately 90.0%, of the Common Stock of the Issuer, including 669,460 shares purchased during the last 60 days as reported in Item 5.

By virtue of its ownership of a majority of the outstanding Common Stock, the Reporting Person has the power to elect the entire Board of Directors of the Issuer. As of the date of this Amendment No. 55 to Schedule 13D, of the Issuer’s ten directors, four are executive officers and one is Co-Chairman of the Board of Directors of the Reporting Person.
The Reporting Person regularly reviews the Issuer’s business, performance, financial condition, results of operations, and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Person regularly discusses such matters with the Issuer’s management and Board of Directors either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Person may from time to time, and reserves the right to, consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may also include, among others, the acquisition of additional shares of the Issuer’s Common Stock, including an acquisition or series of acquisitions or transaction that could result in a going private transaction governed by Rule 13e-3 under the Act. The Reporting Person further reserves the right to change its intentions with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:
(a)    The aggregate number of shares of Common Stock to which this Schedule 13D relates is 243,883,663, representing approximately 90.0% of the 270,878,025 shares of Common Stock outstanding as of September 20, 2022.

(b)    The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 243,883,663 shares of Common Stock covered by this Schedule 13D.

(c)    The Reporting Person has engaged in the following transactions in the Common Stock during the last 60 days. Such transactions were effectuated in open market transactions through a broker-dealer.

Date of Transaction	Purchase/Sale	Quantity	Weighted Average Unit Price
August 31, 2022	Purchase	55,477	$38.83
September 1, 2022	Purchase	56,311	$38.74
September 2, 2022	Purchase	56,311	$39.45
September 6, 2022	Purchase	48,199	$39.56
September 7, 2022	Purchase	48,199	$39.78
September 8, 2022	Purchase	47,899	$40.08
September 13, 2022	Purchase	50,789	$39.42
September 14, 2022	Purchase	50,789	$38.57
September 15, 2022	Purchase	50,789	$38.44
September 16, 2022	Purchase	50,789	$38.25
September 19, 2022	Purchase	76,954	$39.26
September 20, 2022	Purchase	76,954	$38.92

(d)    The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)    Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEWS CORPORATION
Dated: September 20, 2022	By:	/s/ Marc A. Alpert
		Name:	Marc A. Alpert
		Title:	Senior Vice President, General Counsel and Secretary

Schedule I
Set forth below is the name, principal occupation and beneficial ownership of Common Stock of the Issuer of each director and executive officer of the Reporting Person. Unless otherwise indicated, the business address for each person listed below is c/o Loews Corporation, 667 Madison Avenue, New York, New York 10065.

Name and Business Address	Principal Occupation	Shares of Issuer Common Stock Beneficially Owned
Marc A. Alpert	Senior Vice President, General Counsel and Secretary of the Reporting Person	0
Ann E. Berman	Director of the Reporting Person, Retired Senior Advisor to the President, Harvard University	0
Joseph L. Bower Harvard Business School Cumnock Hall, Soldiers Field Boston, MA 02163	Director of the Reporting Person, Donald K. David Professor Emeritus, Harvard Business School	0
Charles D. Davidson Bank of America Tower 800 Capitol Street, Suite 3600 Houston, TX 77002	Director of the Reporting Person, Venture Partner, Quantum Energy Partners, a private equity fund specializing in investments in energy businesses	0
Charles M. Diker 570 Lexington Avenue, 27th Floor New York, NY 10022	Director of the Reporting Person, Managing Partner, Diker Management, LLC, a registered investment adviser	0
Paul J. Fribourg Continental Grain Company 767 Fifth Avenue, 15th Floor New York, New York 10153	Lead Independent Director of the Reporting Person, Chairman, President and CEO, Continental Grain Company, an international agribusiness and investment company	0
Walter L. Harris	Director of the Reporting Person, Former President and CEO, FOJP Service Corp. and Hospital Insurance Co.	1,830
Philip A. Laskawy	Director of the Reporting Person, Retired Chairman and CEO, Ernst & Young LLP	0
Susan P. Peters	Director of the Reporting Person, Retired Chief Human Resources Officer, General Electric Company	0
Richard W. Scott	Senior Vice President and Chief Investment Officer of the Reporting Person	0
Kenneth I. Siegel	Senior Vice President of the Reporting Person	0
Andrew H. Tisch	Co-Chairman of the Board and Chairman of the Executive Committee of the Reporting Person	106,100(1)
Benjamin J. Tisch	Senior Vice President, Corporate Development and Strategy, of the Reporting Person	0

James S. Tisch	Office of the President, President and Chief Executive Officer of the Reporting Person	106,100(1)
Jonathan M. Tisch	Office of the President and Co-Chairman of the Board of the Reporting Person and Chairman and Chief Executive Officer of Loews Hotels	0
Jane J. Wang	Senior Vice President and Chief Financial Officer of the Reporting Person	0
Anthony Welters 2300 N. St. NW Washington, DC 20037	Director of the Reporting Person, Chairman and Chief Executive Officer of CINQ Care Inc., an ambulatory care delivery system	0
(1)    Shares are owned by a trust of which this individual is a managing trustee and beneficiary.